02046832

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 7/1/02

For the month of July 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Rumor on the Potential Merger of Kookmin Credit Card

On July 19, 2002, the Korea Stock Exchange requested Kookmin Bank to confirm the rumor on the potential merger between Kookmin Bank and Kookmin Credit Card, which has been rampant in the investment society.

On this request, Kookmin Bank officially announced as follows:

Kookmin Bank is currently in the process of reviewing various options in connection with the integration of the Bank's credit card business, which has been operated under the dual brand system since it merged with H&CB as of November 1, 2001. The options currently contemplated on how to streamline the BC Cards and Kookmin Credit Cards include, inter alia, maintenance of dual brands, sale of either brand, or merger of one brand into the other. The decision on the future direction is yet to be made.

We will disclose more detailed information when it is available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 22, 2002

By: [signature]
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer